Exhibit 99.2

Flex LNG – New Chairman
Hamilton, Bermuda
April 30, 2024
Flex LNG, Ltd. (“Flex LNG” or the “Company”) (OSE/NYSE: FLNG) is pleased to announce that the Board of Directors have elected Ola Lorentzon as the new Chairman of the Board. Mr. Lorentzon replaces David McManus who did not stand for re-election as a Director at the Annual General Meeting.
Mr. Lorentzon has served as a Director of the Company since June 2017. He served as Principal Executive Officer of Golden Ocean Group Limited from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a Director and Chairman of Frontline plc., both related parties of Geveran, and Erik Thun AB.
Ola Lorentzon, Chairman of Flex LNG Ltd, commented:
“I am proud to take over the Chairman position after the long-standing stewardship of David McManus, who leaves behind him a company excellent financial shape, attractive contract backlog and with a strong management team. I would like to thank David for his 13 years of service in the Board of the Company and congratulate him with the results he has achieved at the helm. The company is today well positioned for the next phase of LNG export expansion and I am looking forward to be working with the Board and the management to develop the Company further.»
About FLEX LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two-stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. We have built up a significant contract backlog, having 11 of our 13 vessels on long term fixed rate charter contracts and one vessel on variable hire time charter. Flex LNG is listed both on the New York Stock Exchange as well as Oslo Stock Exchange under the ticker FLNG